Media Release

Basel, 2. November, 2004

New Data Proves Tamiflu Effective Against Human H5N1 and Avian H5N1 Influenza Virus

Experts confirm major role for Tamiflu in pandemic management and call for stockpiling

New data presented at the InterScience Conference on Antimicrobial Agents and Chemotherapy (ICAAC), Washington DC confirm that Tamiflu (oseltamivir), an oral neuraminidase inhibitor (NAI), is effective against human and avian H5N1 influenza virus.[1] These data are particularly important as avian influenza strains, such as H5N1, are considered by experts to be the most likely source of a pandemic strain, against which older antivirals are not effective. This highly pathogenic strain is currently circulating in Vietnam and Thailand, and is responsible for the deaths of more than 30 people since January.[2]

"These data add to previous studies by the WHO and the Centre for Disease Control and Prevention (CDC) in the US, and suggest that Tamiflu can be expected to be effective against any mutating influenza virus – which is the key to a pandemic," commented Professor John Oxford, St Barts and The London, Queen Mary's School of Medicine and Dentistry, London, UK. "Since antivirals such as Tamiflu can be stockpiled, we are in a strong position to ensure that we are prepared for the next pandemic – however, few governments have adequate stock. I urge governments to follow WHO guidance and ensure that stockpiles of antivirals are assembled in good time," he concluded.

Roche has been working with many governments over the last few months to discuss their needs for stockpiling of Tamiflu and has recently taken steps to increase the manufacturing capacity, far beyond what is required for seasonal use and firm pandemic orders, resulting in doubling of production capacity of Tamiflu in 2004 with plans to double capacity again in 2005.

"We realise how important it is for governments to have stockpiles of Tamiflu in place when an influenza pandemic hits as the production lead time is so long. In order to meet the needs of governments, we have taken steps to increase our manufacturing capacity, at risk, even though we

haven't had many firm orders", commented William M. Burns, Head of Roche's Pharmaceuticals Division.

Since the production of Tamiflu is complex and takes approximately 12 months, it is important for governments to work with Roche to plan for their stockpiles. Once the pandemic hits, due to production timelines sufficient Tamiflu will not be available to meet last minute demands. To date only a few governments have announced firm orders.

About Tamiflu (oseltamivir)

Tamiflu is designed to be active against all clinically relevant influenza viruses.[3] It works by blocking the action of the neuraminidase enzyme on the surface of the virus. When neuraminidase is inhibited, the virus is not able to spread to and infect other cells in the body.

Tamiflu delivers:

- 38 percent reduction in the severity of symptoms[3]
- 67 percent reduction in secondary complications such as bronchitis, pneumonia and sinusitis in otherwise healthy individuals [4]
- 37 percent reduction in the duration of influenza illness[5]
- Tamiflu was shown to provide up to 89 percent overall protective efficacy against clinical influenza in adults and adolescents who had been in close contact with influenza-infected patients[5]

In children, Tamiflu delivers:

- 36 percent reduction in the severity and duration of influenza symptoms[6]
- 44 percent reduced incidence of associated otitis media as compared to standard care[7]

Avian Influenza and Pandemics

Most avian influenza viruses are not infectious to humans, but, should an avian and a human influenza virus co-infect a human or a pig, the virus strains can join, mutate and create a completely new virus, which may be transmissible from animals to humans and from humans to humans. Such a strain would be entirely new in composition, so vaccines developed and administered to date to protect humans during seasonal epidemics, would be ineffective against this new strain, leaving the population vulnerable to infection. Experts believe the next influenza pandemic could result from such a mutation of virus strains.

World Health Organisation

The WHO has recommended as part of its Pandemic Preparedness Plan that countries establish stockpiles of antiviral treatments such as Tamiflu, which are effective against all strains of the influenza virus. The Pandemic Preparedness Plan, along with details of the 15 countries that have implemented national plans, can be viewed at:

http://www.who.int/csr/resources/publications/influenza/WHO_CDS_CSR_EDC_99_1/en/

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

---

1 Antiviral Activity of Oseltamivir Carboxylate Against a Human Isolate of the current H5N1 chicken strain. Balasingam S et al. 44th ICAAC, Washington D.C., 30 Oct -2 Nov Poster#3839
2 http://www.who.int/csr/don/2004_10_04/en/
3 Treanor JJ et al. Efficacy and safety of the oral neuraminidase inhibitor oseltamivir in treating acute influenza: a randomized, controlled trial. *JAMA* 2000;283: 1016–24
4 Kaiser et al. Impact of Oseltamivir treatment on influenza-related lower respiratory tract complications and hospitalisations. *Arch Intern Med*, 163:1667-1672 (2003)
5 Welliver R. W. et al. Effectiveness of oseltamivir in preventing influenza in household contacts: a randomized controlled trial. *JAMA*, 2001 Feb 14; 285(6): 748-754
6 Whitely RJ, Hayden FG et al; Oral oseltamivir treatment of influenza in children, *Pediatr Infect Dis J* 2000; 20: 122-133
7 Roche data on file, 2003

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- Daniel Piller (Head Roche Group Media Office)
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- Martina Rupp

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Media Release

Roche

Basel, 2 November, 2004

Positive Outcome Confirms Efficacy of MabThera in Moderate-Severe Rheumatoid Arthritis

Roche together with development partners Genentech and Biogen Idec announced today that a Phase IIb clinical study of MabThera/ Rituxan (rituximab) met its primary endpoint of a greater proportion of MabThera-treated patients achieving an American College of Rheumatology (ACR) 20 response at week 24, compared to placebo, in patients who were also treated with methotrexate (MTX). In this study, patients with moderate-to-severe rheumatoid arthritis (RA) who received two infusions of MabThera over a two-week period in combination with a stable dose of MTX experienced improved symptoms compared to patients who received placebo and MTX. The benefit in the MabThera / Rituxan treated patients was present regardless of whether additional corticosteroids were administered.

"The preliminary data from this latest study in rheumatoid arthritis confirms MabThera as a promising alternative to current therapies available to patients with RA and are consistent with earlier data showing efficacy and safety of MabThera. As we continue to explore and evaluate MabThera as a potential treatment for RA, we look forward to the results of ongoing analyses which will be presented next year", commented Dr. Eduard Holdener, Head of Global Pharma Development, Roche.

This Phase IIb study, DANCER (Dose-Ranging Assessment iNternational Clinical Evaluation of Rituximab in RA), was designed to evaluate the efficacy and safety of varying doses of MabThera / Rituxan in combination with methotrexate in patients with active RA who currently have an inadequate response to methotrexate. The influence of a short initial course of corticosteroids was also evaluated.

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All regimens in the study were generally well tolerated. The reported rate of serious adverse events was not significantly different than seen in previous studies of MabThera/ Rituxan in RA. MabThera/ Rituxan is also being studied in an additional ongoing trial, REFLEX (Randomised Evaluation oF Long-term Efficacy rituXimab in RA) in patients who have an inadequate response to anti-TNF α (tumour necrosis factor) therapies.

MabThera/ Rituxan is a therapeutic antibody that selectively depletes B cells, which may play a key role in the inflammatory cascade of RA. B cells are an important element in the immune system, helping the body to fight off infection. However in autoimmune diseases like RA, the immune system acts abnormally leading to an attack on normal healthy tissue such as the joints.

By depleting B cells, which are believed to be involved in maintaining the attack on healthy tissue, MabThera/ Rituxan is thought to break the cycle of rheumatoid arthritis disease. MabThera/ Rituxan is already proven effective in RA following a single course of therapy[1,2].
There is a large unmet clinical need for RA treatments. Only around 50 percent of patients respond to and maintain treatment with DMARD (disease modifying anti-rheumatic drugs) therapy long term. Data from existing clinical trials indicates that MabThera/ Rituxan is safe and well-tolerated in people with RA.

About the Study

DANCER (Dose-Ranging Assessment iNternational Clinical Evaluation of Rituximab in RA) is a Phase IIb study evaluating the efficacy and safety of varying doses of MabThera/Rituxan and corticosteroids in combination with a fixed dose of methotrexate in patients who have failed at least one disease-modifying anti-rheumatic drug (DMARD) and are inadequately responding to methotrexate. A total of 465 patients from the United States, Canada, Europe, and Australia were randomised in this multi-centre, randomised, double-blind, placebo-controlled study. DANCER included three different dosages of MabThera/Rituxan (placebo; 2x500mg; 2x1000mg) and corticosteroid (placebo; i.v. 200mg; and i.v. 200mg + p.o. 570mg).

About MabThera/ Rituxan

Unlike current RA treatments, MabThera/ Rituxan is a therapeutic monoclonal antibody that selectively targets B cells, which are believed to play a key role in the inflammatory cascade of the disease. By doing so, MabThera/ Rituxan aims to break the inflammatory cascade of RA – a series of reactions inflaming the synovia and leading to the cartilage loss and bone erosion that is characteristic of the disease in which B cells are thought to play a key role. MabThera/ Rituxan has been used for over 7 years for the treatment of a form of lymphatic cancer called non-Hodgkin's

lymphoma (NHL) with over 380,000 patients treated to date.

About Rheumatoid Arthritis

Rheumatoid arthritis (RA) is a progressive, systemic autoimmune disease characterized by inflammation of the membrane lining in joints. This inflammation causes a loss of joint shape and function, resulting in pain, stiffness and swelling, ultimately leading to irreversible joint destruction and disability. Characteristics of RA include redness, swelling, pain, and movement limitation around joints of the hands, feet, elbows, knees and neck. In more severe cases of RA the eyes, lungs or blood vessels may be involved. RA may also shorten life expectancy by affecting major organ systems and after 10 years, less than 50% of patients can continue to work or function normally on a day to day basis. RA is one of the most common forms of autoimmune disease and affects more than 6 million people worldwide, up to 2 million of whom are in Europe.

ACR improvements

The ACR response is a standard assessment used to measure patients' responses to anti-rheumatic therapies, devised by the American College of Rheumatology (ACR). It requires a patient to have a defined percentage reduction in a number of symptoms and measures of their disease. For example, a 20 or 50 percent level of reduction (the percentage of reduction of RA symptoms) is represented as ACR20, ACR50. ACR 20 indicates a 20 percent improvement in the number of swollen and tender joints, as well as a 20 percent improvement in three of five categories: patient assessment, physician assessment, pain scale, Health Assessment Questionnaire, and acute phase reactant (erythrocyte sedimentation rate or c-reactive protein) ACR50 response is exceptional for existing treatments and represents a significant improvement in a patient's condition. A 'Major Clinical Response' is defined as a continuous ACR 70 maintained for at least 6 months.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For press releases and additional information about the company, please visit http://www.gene.com.

About Biogen Idec

Biogen Idec creates new standards of care in oncology and immunology. As a global leader in the development, manufacturing, and commercialization of novel therapies, Biogen Idec transforms scientific discoveries into advances in human healthcare. For product labelling, press releases and additional information about the company, please visit www.biogenidec.com

References:
1. Edwards J et al. Efficacy of B-cell targeted therapy with rituximab in patients with rheumatoid arthritis. New England Journal of Medicine 2004;350:2572-81
2. Emery P et al. Efficacy and safety of rituximab at 2 years following a single treatment in patients with active arthritis. Oral presentation ACR 2004 .

Further information:

www.roche.com

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Media Release

Roche

Basel, 1. November 2004

Pegasys Outperforms the Current Standard of Care in Chronic Hepatitis B

15-country trial confirms Pegasys' superiority over lamivudine

A new study shows that Pegasys provides a significantly greater proportion of patients with lasting remission compared to the current standard of care, lamivudine, in the treatment of chronic hepatitis B. The study was conducted in patients with 'e' antigen (HBeAg) positive hepatitis B - a subtype of the disease which affects the majority of hepatitis B patients worldwide. The results were presented today at the 55th Annual Meeting of the American Association for the Study of Liver Diseases in Boston, USA.

Six months after completing therapy, 32% of patients treated with Pegasys for 48 weeks achieved the primary endpoint of 'HBe' seroconversion compared with 19% treated with lamivudine, a nucleoside analogue. 'HBe' seroconversion is a marker for long-term remission of the disease. It is characterized by the loss of HB 'e' antigen (a protein indicating replication of the virus) and the development of antibodies against the virus. Importantly, another marker of disease remission, 'HBs' seroconversion, was only observed with Pegasys therapy in this study.* 'HBs' seroconversion is a very rare event which is as close to a cure as it is possible to get.

"These are really practice-changing results," said Dr George Lau, gastroenterologist at the Queen Mary Hospital, Hong Kong; Assistant Dean in the Department of Medicine at the University of Hong Kong and lead investigator of the trial. "There is now evidence from two trials in HBeAg-positive hepatitis B that Pegasys is more beneficial than conventional interferon[1] or lamivudine, both of which are today considered the first-line treatments. In a disease that is next to impossible to eradicate, Pegasys has a very good ability to fight it."
"With the mounting evidence we have demonstrating the superiority of Pegasys to the most

* HBs seroconversion is characterized by loss of the HB 's' antigen and development of antibodies against that part of the virus.

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commonly used medications for chronic hepatitis B today, we feel confident that Pegasys will be adopted by physicians as a first-line treatment when it becomes available next year," said William M. Burns, Head of Pharmaceutical Division.

About chronic hepatitis B

Chronic hepatitis B is a major global healthcare problem affecting more than 350 million people and it is one of the principal causes of liver failure, cirrhosis, and liver cancer. Between one-quarter and one-third of people with chronic hepatitis B will go on to develop progressive liver disease; and approximately one million die annually, making it the 10th leading cause of death worldwide.

About the study

A total of 814 patients from 15 countries were enrolled in the study. Patients were treated for 48 weeks with Pegasys 180 μg once weekly plus placebo, lamivudine 100 mg once daily, or a combination of Pegasys and lamivudine. Treatment response was assessed following a 24-week treatment-free follow-up period. Between 85% and 87% of patients enrolled in each treatment arm were Asian as HBeAg-positive disease is more prevalent in people of Asian descent.

Key findings

The study examined two primary and common endpoints of therapy that are indicators of a successful response to treatment: 'HBe' seroconversion and long-term reduction in viral load (HBV DNA levels).

At week 72 (24 weeks after the completion of therapy), it was found that:

- 32% of patients treated with Pegasys achieved HBe seroconversion, compared to 19% of those treated with lamivudine. The addition of lamivudine to Pegasys did not improve the treatment outcome.
- Significantly more patients treated with Pegasys achieved a reduction in HBV DNA levels to below 100,000 copies/ml compared to lamivudine alone (32% vs. 22% respectively). Again, the combination of Pegasys and lamivudine was not statistically different to Pegasys alone.
- The percentage of patients who normalised ALT (an enzyme that is marker of liver inflammation) levels was significantly higher with Pegasys (41%) versus lamivudine-treated patients (28%).
- HBs seroconversion was reported in 16 patients treated with Pegasys (with or without lamivudine) and in none of the patients treated with lamivudine alone.

About Pegasys

Pegasys, a new generation hepatitis therapy that is different by design, has already become the worldwide market leader in hepatitis C. Roche filed Pegasys globally for a new indication to treat both HBeAg-positive and HBeAg-negative chronic hepatitis B in July. When approved, it will become the first pegylated interferon indicated for the treatment of chronic hepatitis B. The data for Pegasys in HBeAg-negative disease was published in the *New England Journal of Medicine* last month.[2]

Roche in hepatitis

Roche is committed to the viral hepatitis disease area, having introduced Roferon-A for hepatitis B and C, followed by Pegasys in hepatitis C and a full development program in hepatitis B which has now been completed. Roche has its own brand of ribavirin, COPEGUS, which is used in conjunction with Roferon A or Pegasys for HCV. In addition, Roche manufactures HBV and HCV diagnostic and monitoring systems: The COBAS AMPLICOR Test, and the AMPLICOR MONITOR Test, two testing systems used to detect the presence of, and quantity of, HBV DNA or HCV RNA in a person's blood.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

REFERENCES:

1. Cooksley WG, Piratvisuth T, Lee SD, et al. Peginterferon alpha-2a (40 kDa): an advance in the treatment of hepatitis B e antigen-positive chronic hepatitis B. J Viral Hepat 2003;10:298-305.
2. Marcellin P, Lau GK, Bonino F, et al. Peginterferon alfa-2a alone, lamivudine alone, and the two in combination in patients with HBeAg-negative chronic hepatitis B. N Engl J Med 2004;351:1206-17.

Further information

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www.who.int/mediacentre/factsheets/fs204/en/

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Media Release

Roche

Basel, 1. November, 2004

At its 10th anniversary celebrations Roche China opens new R&D center in Shanghai

Roche also lays foundation for new production plant in Shanghai

Roche, one of the leading suppliers of prescription medicines in China, has officially opened its new R&D center at Zhangjiang Hi-Tech Park in Shanghai. The inauguration was part of the festivities for Roche's 10th anniversary in China on Saturday. The new research centre, which is part of the Roche global R&D operation, will focus on medicinal chemistry research for lead generation and optimisation. Initially, it will be staffed with 40 scientists.

Chairman and CEO Franz B. Humer said: "Roche is proud to establish its new R&D center in China. This will be Roche's fifth Pharma research site and the knowledge exchange with our existing research sites in Europe and the US will support our mission to develop and produce innovative, clinically differentiated medicines. We can rely on a wealth of intellectual expertise and with our financial investments, we want to underline Roche's long-term commitment to China".

The center will work with JiangJiang High Tech Park to promote the district to become a leading biomedical research based epicenter of drug research and discovery in China.

High Potent Production Plant Foundation Ceremony

Roche also announced that it is building a second high tech manufacturing facility in Shanghai to produce the cancer medicine Xeloda and the transplantation medicine CellCept for the Chinese market as of 2006. The production facility is designed fully to international standards, complying with GMP regulations and safety, health and environmental principles.

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Both Xeloda and CellCept are major medicines in the Roche portfolio. Xeloda is a tumour-activated oral chemotherapeutic agent used to treat breast and colorectal cancer. CellCept, used as a foundation for immuosuppression, helps transplant patients to live a longer and healthier life.

Roche celebrates 10th anniversary of Shanghai Roche Pharmaceuticals Ltd.: contributing to a healthy China through Innovation

The opening of Roche's new R&D center and the foundation laying of the second production plant were part of the celebration activities marking Roche's 10th anniversary in Shanghai. In 1926, Roche opened its first subsidiary in Shanghai and returned to the Chinese market in 1988. Roche's first joint venture – Shanghai Roche Pharmaceuticals Ltd. – was set up in 1994. This was followed by Roche Diagnostics (Shanghai) Ltd. in 2000. Over the past ten years, both Shanghai Roche Pharmaceuticals and Roche Diagnostics Shanghai have achieved significant success in China.

The rapid development of the Chinese economy and the bright prospects of the Chinese market are highly valued by Roche. In the past few decades, the investment environment has been remarkably improved. The Chinese government is paying increased attention to the protection of intellectual property right.

Roche in China

The Roche Group has four companies in China, representing its core pharmaceuticals and diagnostics businesses. Located in Hong Kong and Shanghai, they employ some 1300 people. In collaboration with the two Chinese National Human Genome Centers, Roche is conducting genetic epidemiology studies to identify genetic predispositions to diseases such as diabetes or Alzheimer's.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

Further information

About Roche: www.roche.com

Affiliates on the web: China: www.roche.com.cn/index.htm/index.htm (in Chinese)

Media Relations Contacts

Phone: +41 61 688 88 88 / e-mail: basel.mediaoffice@roche.com

- Baschi Dürr
- Alexander Klauser
- Daniel Piller (Head Roche Group Media Office)
- Katja Prowald (Head Science Communications)
- Martina Rupp

Roche

Investor Update

November 01, 2004 8:08 AM

Phase II results indicate CERA maintained haemoglobin levels in renal patients with dosing intervals of up to 4 weeks
Study showed correction of anemia in epoetin-naïve patients with extended dosing interval

New data confirm that subcutaneous injection of the innovative new anti-anemia agent CERA (Continuous Erythropoietin Receptor Activator) delivers rapid, sustained and stable correction of anemia in a broad spectrum of patients with chronic kidney disease at dosing intervals of up to 4 weeks (1,2). The results were presented during the 37th annual meeting of the American Society of Nephrology (ASN) 29th October - 1st November 2004 in St Louis, USA.

"CERA has a unique activity at the receptor and has been designed to provide sustained stimulation of erythropoiesis with long dosing intervals. It is therefore very satisfying to see proof of this concept in these key clinical studies where CERA produced a rapid, stable and sustained control of Hb levels with dosing intervals of up to once every 4 weeks," commented Dr. Robert Provenzano, Chair, Division of Nephrology, St. John Hospital and Medical Center, Detroit, Michigan and a CERA investigator. He added, "This more closely mimics the body's natural control of red blood cell production. The value of these results for both patients and healthcare providers is that CERA appears to have the potential to offer flexibility and convenience so reducing the burden of anemia management."

Two populations of kidney patients, Erthyropoiesis Stimulating Agent (ESA) naïve with chronic kidney disease not on dialysis and dialysis patients previously treated with epoetin, benefited from CERA. Both studies reported at the ASN were Phase II dose-finding, open-label, randomized, multicenter studies. Key results included:
- Stable Hb levels were maintained in dialysis patients previously treated with epoetin (n=137) when given CERA, with dosing intervals of up to once every 4 weeks (1).
- Rapid correction of anemia and a sustained Hb response was achieved in ESA naïve patients with chronic kidney disease not on dialysis (n= 65) with CERA treatment up to once every 3 weeks (2).
- CERA was generally well tolerated in both studies (1,2).

About the studies
In a study of dialyzed patients (n=137) on maintenance therapy, CERA was tested for three dose groups in sequence with three dosing intervals (once a week, once every 3 weeks and once every 4 weeks). Patients on dialysis with chronic renal anaemia who were treated with subcutaneous epoetin for 3 months or more before and during a 2 week run-in period were randomized to three dose groups. After 6 weeks treatment with CERA at the originally assigned dose. individual dose adjustment was permitted for the balance of the study (a further 13 weeks or 15 weeks for patients on the once every 4 week administration schedule).

In the chronic kidney disease study ESA naïve patients (n=65) were randomized after a 2 week run-in period to receive CERA by subcutaneous injection either once weekly, once every 2 weeks or once every 3 weeks. The dose was constant for the first 6 weeks and dose adjustment was allowed in the subsequent 12 weeks of the study.

Phase III programme started

Recruitment into studies in the CERA phase III renal development programme which began early 2004 is well under way. The programme involves centers around the world, testing both correction and maintenance of anemia.

Roche in anemia

Anemia occurs when erythropoiesis, the production of red blood cells, is disturbed. Diseases of the kidney often result in impaired production of erythropoietin leading to anemia. Anemia in cancer patients may be related to the disease itself or the effect of concomitant chemotherapy.

In the field of anemia therapy, NeoRecormon (epoetin beta) is Roche's leading treatment for patients with kidney disease and cancer with over one million patient years of experience. Patients who are anemic and who have renal disease or cancer benefit from treatment with NeoRecormon because it helps give back the energy they need to make a real difference in their everyday life.

In addition, Roche is developing the first Continuous Erythropoietin Receptor Activator (CERA) for global commercialization in renal and cancer related anemia. CERA is the first in a new class of Continuous Erythropoietin Receptor Activators representing an advance in anemia management. It is a distinct molecule with a unique mechanism of action which promises to deliver rapid, sustained and stable correction of anemia.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

References

1 Locatelli F et al. Abstract. SU-PO051. 37th Annual Meeting & Scientific Exposition of the ASN, St Louis, USA, October 29-November 1 2004;

2 Provenzano R et al. Abstract SU-PO056. 37th Annual Meeting & Scientific Exposition of the ASN, St Louis, USA, October 29-November 1 2004;

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North American investors please contact:
Richard Simpson
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With best regards,
Your Roche Investor Relations Team

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Roche

Investor Update

November 01, 2004 7:57 AM

New data from multiple studies confirm high efficacy of NeoRecormon in cancer patients with anaemia
New convenient 30,000 IU pre-filled syringe launched in major European markets

New clinical data announced yesterday from four separate studies confirm the high efficacy of NeoRecormon (epoetin beta) in the treatment of cancer patients with anaemia:
- In the first, a large multinational study, it has been shown that treatment with NeoRecormon 30,000 IU Once Weekly effectively corrects anaemia in patients with advanced breast cancer receiving chemotherapy (1).
- In the second, a Spanish study of patients with solid tumours, NeoRecormon 30,000 IU/week was found to prevent anaemia in cancer patients receiving platinum based chemotherapy.(2)
- In the third, a large scale meta-analysis, shows that treatment with NeoRecormon may be associated with a reduced risk of tumour progression.(3)
- Finally, a 'real-world' survey suggests that NeoRecormon outperforms other erythropoietic agents in day to day use in the clinic.(4)

All data were presented in a series of presentations during the ongoing European Society for Medical Oncology (ESMO) meeting in Vienna, Austria.

Commenting on the data and the 2004 performance of NeoRecormon in the marketplace, John Michailidis, Business Director for Roche Anaemia Franchise, said, "We have seen exceptional uptake in Europe in recent months of our new 30,000 IU pre-filled syringe allowing convenient administration of NeoRecormon Once Weekly.* Physicians recognise the multiple benefits offered by NeoRecormon, not only the convenience of this regimen, but most importantly the high efficacy it delivers to patients."

*Once Weekly administration in patients with multiple myeloma, Non Hodgkin's lymphoma, chronic lymphocytic leukaemia who have a relative erythropoietin deficiency and are receiving antitumour therapy.

Data details

Rapid correction of anaemia in breast cancer patients

Once Weekly NeoRecormon treatment rapidly corrects anaemia in patients with metastatic breast cancer, despite concomitant chemotherapy with anthracyclines and/or taxanes according to data presented from an interim analysis of the multinational BReast cancer - Anaemia and the Value of Erythropoietin (BRAVE) clinical trial (1). For patients completing the 24-week BRAVE study period and analysed to date (n=199), median Hb levels increased by 2.0g/dl versus control to 13.5 g/dl during NeoRecormon treatment. In contrast, median Hb levels did not change significantly during control treatment.

Prevention of anaemia in patients undergoing platinum based chemotherapy

A further set of interim data highlighted that treatment with NeoRecormon can prevent anaemia and improve or maintain quality of life in patients with solid tumours receiving platinum-based chemotherapy (2). The data are from the NeoPrevent observational study conducted in Spain in which patients with a range of cancers (lung, head & neck, colorectal or ovarian) receiving platinum-based chemotherapy and who were not yet anaemic (Hb levels were smaller or equal to 13 g/dl in men or smaller or equal to 12 g/dl in women) received treatment with NeoRecormon. Data from 136 evaluable patients demonstrated that a total of 57% showed an Hb response (Hb increase of >1g/dl, and a further 32% maintained their baseline Hb +/- 1 g/dl. Despite receiving platinum-based chemotherapy it was shown that quality of life significantly increased in patients with an Hb response ($p<0.001$ vs. baseline) and was maintained in non-responders ($p=0.36$).

NeoRecormon shows trend towards reduced tumour progression

A 2004 meta-analysis of data pooled from nine randomised, controlled (placebo or standard care) NeoRecormon clinical trials in cancer patients with anaemia indicates that NeoRecormon may be associated with a reduced risk of tumour progression (3). A total of 1413 patients were included in the analysis (NeoRecormon, n=800; control, n=613); 56% had haematological malignancies and 44% solid tumours. It was shown that the rate of tumour progression was lower with NeoRecormon than in the control group (0.62 vs. 0.81 events/patient year) and there was a trend towards a reduced risk of progression among patients treated with NeoRecormon (relative risk 0.78, 95% CI 0.62, 0.99; log-rank, $p = 0.042$).

NeoRecormon outperforms other EPO agents in the clinic

A retrospective observational survey looking at day to day usage of erythropoietic agents in cancer patients with anaemia showed that NeoRecormon outperformed both epoetin alfa and darbepoetin alfa (4). Records of 125 patients in France with solid and haematological malignancies were analysed. Of these, 40 patients received NeoRecormon, 42 epoetin alfa and 43 darbepoetin alfa. Key findings included:

- More patients achieved target Hb with NeoRecormon. Over three-quarters of patients receiving NeoRecormon achieved a desired bigger or equal to 2g/dl increase in Hb compared to just over a half of patients receiving darbepoetin alfa (77.5% vs. 58.1% respectively).
- Efficiency of NeoRecormon - less product needed to achieve a clinically significant 1g/dl increase in Hb: Patients received a mean cumulative dose of 201,428 IU NeoRecormon, 208,823 IU darbepoetin alfa* and 284,722 IU epoetin alfa.
- NeoRecormon has high efficacy. The mean maximum change in Hb achieved was 3.3 g/dl with NeoRecormon compared to 2.1 g/dl with darbepoetin alfa and 2.8 g/dl with epoetin alfa.

*dose calculated based on equivalent peptide mass using 1 microgram darbepoetin alfa equivalent to 200 IU epoetin

References

1 Poster 188, Breast cancer advanced session: Once weekly epoetin beta in patients with metastatic breast cancer receiving anthracycline- or taxane-based chemotherapy. Robert C Leonard, Matti Aapro, Stephen Chan, Luc Y. Dirix, Jose Mayordomo, Dietmar Reichert, Michael Untch.

2 Poster 843, Supportive Care Session: Prevention of anaemia in patients with solid tumours receiving platinum-based chemotherapy: the NeoPrevent study. Amalio Ordóñez, Dolores Isla, Alfredo Sánchez, Antonio Arrivi, José Luis Manzano (Beatriz Martinez).

3 Poster 841, Supportive Care Session: Effect of epoetin beta on tumour progression and survival in patients with cancer: a meta-analysis of controlled clinical trials. Matti Aapro, Jürgen Dunst, Jean-François Morère, Mohammed R. Nowrousian, Marty Huber, Hans-Ulrich Burger.

4 Poster 835, Supportive Care Session: Erythropoietic agents in routine clinical practice: a retrospective observational survey of epoetin alfa, epoetin beta and darbepoetin alfa use in anaemic patients with cancer. Eric Pujade-Lauraine, Alain J Richard, Claudine Sapède.

Roche in anaemia

In the field of anaemia therapy, NeoRecormon (epoetin beta) is Roche's leading treatment for anaemic patients with kidney disease and cancer with over 14 years of experience. Patients who are anaemic and who have renal disease or cancer benefit from treatment with NeoRecormon because it helps give back the energy they need to live the lives they are used to. In addition, Roche is developing the first Continuous Erythropoietin Receptor Activator (CERA) for global commercialisation in renal and cancer related anaemia. CERA is a distinct molecule with a unique mechanism of action which promises to deliver rapid, sustained and stable correction of anaemia.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-intensive healthcare groups. Its core businesses are pharmaceuticals and diagnostics. As a supplier of innovative products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche is number one in the global diagnostics market, the leading supplier of medicines for cancer and transplantation and a market leader in virology. In 2003, the Pharmaceuticals Division generated 19.8 billion Swiss francs in prescription drug sales, while the Diagnostics Division posted sales of 7.4 billion Swiss francs. Roche employs roughly 65,000 people in 150 countries and has R&D agreements and strategic alliances with numerous partners, including majority ownership interests in Genentech and Chugai.

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